Exhibit 99.1

Glass House Brands CEO Kyle Kazan to Headline the Keynote Session at the Benzinga Cannabis Capital Conference on April 16-17

LONG BEACH, CA and TORONTO, April 12, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced that its Co-Founder, Chairman and CEO, Kyle Kazan will participate in Benzinga’s Cannabis Capital Conference to be held on April 16-17, 2024 at the Diplomat Beach Resort in Hollywood, FL.

Mr. Kazan will headline the Keynote Session in a fireside chat on Tuesday, April 16th, 2024 at 9:10 am ET, moderated by Jesse Redmond, Managing Director and Head of Cannabis Research at Water Tower Research.

A recorded webcast of the discussion will be available soon afterwards on the Glass House Brands Investor Relations site https://glasshousebrands.com/news-events/events-and-webcasts/.

To schedule a one-on-one investor meeting with the Glass House management team, please contact your Benzinga representative or KCSA Strategic Communications at ir@glasshousebrands.com.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com